UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD/A

Specialized Disclosure Report

(Amendment No. 1)

DEVON ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 001-32318

Delaware	73-1567067
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

333 West Sheridan Avenue, Oklahoma City, Oklahoma	John B. Sherrer
(Address of principal executive offices)	Vice President, Accounting and Controller
(405) 552-6163
73102-5015	(Name and telephone number, including area code, of the person to contact in connection with this report)
(Zip code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2023.
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Explanatory Note

The sole purpose of this amendment to Form SD is to attach Exhibit 2.01 in document format form, which inadvertently was filed in XBRL data form only. No other changes have been made to the disclosure contained in the original Form SD.

Section 1. Conflict Minerals Disclosure

Not applicable.

Section 2. Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 to this Form SD.

Section 3. Exhibits

Exhibit Number	Description

2.01	Interactive Data File (Form SD for the year end December 31, 2023 filed in XBRL)

99.1	Our report on payments to governments for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEVON ENERGY CORPORATION

Date: September 26, 2024	/s/ John B. Sherrer
John B. Sherrer
Vice President, Accounting and Controller